GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three and six months ended June 30, 2024 and 2023

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2024 AND DECEMBER 31, 2023

(In thousands of United States Dollars)

		June 30, 2024	December 31, 2023
	Note	$	$
Assets
Current assets
Cash and cash equivalents	5	123,039	55,270
Accounts receivable		9,067	1,060
Inventories	6	33,364	-
Value added tax receivables		10,376	-
Prepaid expenses and deposits		5,889	764
		181,735	57,094
Non-current assets
Financial assets	7	-	70,165
Investment in joint venture	8	-	85,818
Reclamation deposits		5,319	-
Mineral properties, plant and equipment	9	291,977	225
		297,296	156,208

Total assets		479,031	213,302
Liabilities
Current liabilities
Accounts payable and accrued liabilities		55,136	11,863
Lease liabilities	10	14,475	125
Provisions	11	9,199	-
		78,810	11,988
Non-current liabilities
Lease liabilities	10	30,248	78
Deferred and contingent consideration	12	66,168	-
Asset retirement provisions	11	60,386	-
Other non-current liabilities		2,821	318
		159,623	396

Total liabilities		238,433	12,384
Equity
Common shareholders' equity
Share capital	13	615,827	579,619
Equity reserves		52,512	53,112
Accumulated deficit		(427,741)	(431,813)
Total common shareholders' equity		240,598	200,918
Non-controlling interest	15	-	-
Total equity		240,598	200,918

Total liabilities and equity		479,031	213,302
Business combination	4
Commitments and contingencies	23

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Six months ended
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	Note	$	$	$	$

Revenue	16	63,963	-	95,658	-

Cost of sales:
Production costs	17	(30,293)	-	(52,455)	-
Depreciation and depletion	9	(4,678)	-	(7,660)	-
Royalties	18	(3,860)	-	(5,765)	-
Total cost of sales		(38,831)	-	(65,880)	-

Income from mine operations		25,132	-	29,778	-

General and administrative expenses	19	(6,632)	(3,148)	(14,325)	(6,998)
Exploration and evaluation expenditures		(2,040)	(472)	(2,649)	(1,885)
Share of net income related to joint venture	8	-	11,007	2,432	20,314
Service fee earned as operators of joint venture	20	-	1,418	976	2,836
Gain on derecognition of equity investment in joint venture	8	118	-	1,416	-
Income from operations and joint venture		16,578	8,805	17,628	14,267

Transaction costs	4	(102)	-	(2,401)	-
Finance income	21(a)	1,434	3,133	3,940	6,149
Finance expense	21(b)	(8,259)	(6)	(13,984)	(12)
Foreign exchange (loss) gain		(820)	29	(1,111)	50
Net income and comprehensive income for the period		8,831	11,961	4,072	20,454

Net income attributable to:
Common shareholders of the Company		8,831	11,961	4,072	20,454
Non-controlling interest	15	-	-	-	-
Net income for the period		8,831	11,961	4,072	20,454

Weighted average number of shares outstanding:
Basic	22	254,974,179	224,943,453	244,242,466	224,943,453
Diluted	22	261,481,062	225,292,468	249,286,037	224,968,681
Net income per s hare attributable to common shareholders:
Basic		0.03	0.05	0.02	0.09
Diluted		0.03	0.05	0.02	0.09

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In thousands of United States Dollars, except for number of common shares)

						Non-
				Equity	Accumulated	controlling
		Number of	Share capital	reserves	deficit	interest	Total equity
	Note	shares	$	$	$	$	$
Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	-	173,691
Share-based compensation expense	14(a)	-	-	517	-	-	517
Net income and comprehensive income for the period		-	-	-	20,454	-	20,454
Balance as at June 30, 2023		224,943,453	579,591	52,515	(437,444)	-	194,662

Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	-	200,918
Issuance of common shares:
Business combination, net of share issuance costs	4	28,500,000	32,449	-	-	-	32,449
Exercise of stock options	14(a)	3,263,994	3,759	(1,179)	-	-	2,580
Share-based compensation expense	14(a)	-	-	579	-	-	579
Net income and comprehensive income for the period		-	-	-	4,072	-	4,072
Balance as at June 30, 2024		256,736,780	615,827	52,512	(427,741)	-	240,598

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In thousands of United States Dollars)

		Three months ended		Six months ended
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	Note	$	$	$	$

Operating activities:
Net income for the period		8,831	11,961	4,072	20,454
Adjustments for:
Depreciation and depletion	9,19	4,712	36	7,728	72
Share-based compensation	19	2,996	893	8,124	2,490
Share of net income related to joint venture	8	-	(11,007)	(2,432)	(20,314)
Gain on derecognition of equity investment in joint venture	8	(118)	-	(1,416)	-
Transaction costs	4	102	-	2,401	-
Finance income	21(a)	(1,434)	(3,133)	(3,940)	(6,149)
Finance expense	21(b)	8,253	4	13,978	9
Unrealized foreign exchange (gain) loss		200	(13)	122	(3)
Operating cash flow before working capital changes		23,542	(1,259)	28,637	(3,441)
Change in non-cash working capital	24	(19,079)	(118)	(11,146)	1,521
Cash provided by (used in) operating activities		4,463	(1,377)	17,491	(1,920)

Investing activities:
Acquisition of 45% interest in joint venture from Gold Fields	4	-	-	(65,000)	-
Cash and cash equivalents assumed on acquisition	4	-	-	112,502	-
Transaction costs paid	4	(102)	-	(2,401)	-
Redemption of preferred shares in joint venture	7	-	-	25,000	-
Expenditures on mineral properties, plant and equipment	9	(12,278)	(5)	(19,581)	(34)
Interest received	21(a)	1,433	708	2,281	1,381
Cash (used in) provided by investing activities		(10,947)	703	52,801	1,347

Financing activities:
Payment of lease liabilities	10	(3,249)	(31)	(4,327)	(62)
Shares issued for cash on exercise of stock options	14(a)	2,399	-	2,580	-
Share issuance costs		-	-	(40)	-
Cash used in financing activities		(850)	(31)	(1,787)	(62)

Impact of foreign exchange on cash and cash equivalents		(431)	35	(736)	27

(Decrease) increase in cash and cash equivalents during the period		(7,765)	(670)	67,769	(608)
Cash and cash equivalents, beginning of period		130,804	56,173	55,270	56,111
Cash and cash equivalents, end of period		123,039	55,503	123,039	55,503

Supplemental cash flow information	24

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

Until March 4, 2024, the Company's principal business activity was the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's then 45% equity interest in the entity that held the AGM mining licenses and gold exploration tenements (see note 8).

On March 4, 2024 (the "Acquisition Date"), the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM (the "Acquisition"). As of the Acquisition Date, the Company owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest). Refer to note 4 for further details on the Acquisition and preliminary purchase price accounting.

The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on August 8, 2024.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2023, except as described below. The accounting policies of the JV outlined in the Company's annual financial statements for the year ended December 31, 2023 are the same accounting policies applied by the consolidated Galiano group in these financial statements.

Business combinations

Upon the acquisition of a business, the acquisition method of accounting is applied, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

When the cost of the acquisition exceeds the fair value attributable to the Company's share of the identifiable net assets, the difference is recorded as goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment.

If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the Statement of Operations and Comprehensive Income. Acquisition related costs, other than costs to issue equity securities of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The cost to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.

Non-controlling interests are measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquirer's identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction-by-transaction basis.

Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period (up to 12 months from the acquisition date) to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at June 30, 2024. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The results of operations and cash flows of Asanko Gold Ghana Ltd., Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited have been consolidated commencing on March 4, 2024 (refer to note 4).

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

The principal subsidiaries to which the Company is a party, as well as their geographic locations, were as follows as at June 30, 2024:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.[1]	Ghana	90%	Consolidated
Adansi Gold Company (GH) Ltd. [1]	Ghana	100%	Consolidated
Shika Group Finance Limited[1]	Isle of Man	100%	Consolidated
Galiano Gold Netherlands B.V.[2]	Netherlands	100%	Consolidated

1 From January 1, 2024 to March 3, 2024, the Company equity accounted for its 45% interest in Asanko Gold Ghana Ltd. and its 50% interest in each of Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited.

2 Acquired on March 4, 2024 as part of the Acquisition and name changed from GFI Netherlands B.V. to Galiano Gold Netherlands B.V. on April 2, 2024.

(c) Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2024 that impacted these condensed consolidated interim financial statements.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of June 30, 2024:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 6 of the Company's audited annual consolidated financial statements for the year ended December 31, 2023, except as follows:

Business combinations

Judgements

The Company has concluded that the AGM constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3, Business Combinations. Acquisitions of businesses are accounted for using the acquisition method of accounting.

Estimates

The measurement of consideration transferred and fair value of assets acquired and liabilities assumed required the Company to make certain judgements and estimates taking into account information available at the time of acquisition about future events, including but not limited to: estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, reclamation and closure costs, timing of development of the Nkran pit, future gold prices, discount rates and tax rates. Changes to any of these estimates, based on information available as of the acquisition date, may impact the fair values disclosed in the preliminary purchase price allocation, which would be adjusted retrospectively until the purchase price allocation is finalized within twelve months of the acquisition date.

4. Acquisition of control of AGM

On March 4, 2024, the Company completed the acquisition of Gold Fields' 45% interest in the Asanko Gold Mine JV. Following the closing of the Acquisition, the Company owns a 90% interest in Asanko Gold Ghana Ltd. ("AGGL"), the entity which holds the AGM's mining concessions and licenses, a 100% interest in Adansi Gold Company (GH) Ltd., an entity which holds exploration licenses in Ghana, and a 100% interest in Shika Group Finance Limited, the former JV entity. The Company also acquired a 100% interest in GFI Netherlands B.V., the entity through which Gold Fields held its former 45% interest in the JV.

The objective of the Acquisition is to consolidate ownership of the AGM and obtain control of the asset.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024.

The total consideration payable to Gold Fields comprised the following:

  $65.0 million in cash;

  issuance of 28.5 million common shares of the Company;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration")

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

4. Acquisition of control of AGM (continued)

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares of the Company, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingently payable upon production of 100,000 gold ounces from the Nkran deposit ("Contingent Consideration").

Gold Fields will also receive a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production ("Nkran Royalty"). Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

For accounting purposes, the consideration also includes the fair value of the Company's pre-existing investments in the JV, specifically the preferred shares and equity accounted investment.

The estimated fair value of consideration paid to Gold Fields as of the acquisition date is summarized as follows:

Fair value
$
Cash	65,000
Common shares (1)	32,490
Deferred consideration(2)	47,628
Contingent consideration(3)	13,337
Nkran royalty(4)	3,030
Fair value of consideration paid for 45% interest in AGM	161,485
Fair value of Galiano's previously held 45% interest	136,485
Fair value of consideration	297,970

(1) The common share consideration fair value is based on a value of $1.14 per share, being the closing price of the Company's common shares on the NYSE American on March 4, 2024.

(2) The Deferred Consideration fair value was estimated using a discounted cash flow model and applying a 6.3% discount rate.

(3) The Contingent Consideration fair value was estimated using a discounted cash flow model and applying a 14.5% discount rate.

(4) The Nkran Royalty fair value was estimated using a discounted cash flow model and applying a forecast gold price of $1,725 per ounce and a discount rate of 14.5%.

The fair value of the Company's previously held 45% interest in the JV is comprised of the fair value of preferred shares amounting to $46.8 million and the fair value of the Company's previous equity investment of $89.7 million.

A preliminary allocation of the purchase price is presented in the table below.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

4. Acquisition of control of AGM (continued)

Fair value
$
Assets acquired
Cash and cash equivalents	112,502
Accounts receivable	102
Value added tax receivables	7,885
Inventories	41,158
Prepaid expenses and deposits	5,509
Reclamation deposits	5,308
Mineral properties , plant and equipment	242,694
Liabilities assumed
Accounts payable and accrued liabilities	(44,475)
Lease liabilities	(19,176)
Asset retirement provisions	(53,537)
Net assets acquired	297,970
Non-controlling interest	-
Net assets attributable to Galiano	297,970

As at June 30, 2024, the allocation of the purchase price has not been finalized. The Company is continuing its review of estimates of the consideration, inventories, mineral properties, plant and equipment, asset retirement provisions, leases and non-controlling interests. The Company is also still evaluating the deferred tax impacts of the transaction. The Company will finalize the allocation of the purchase price no later than twelve months after the acquisition date.

During the three months ended June 30, 2024, adjustments were made to the preliminary fair values of inventories, mineral properties, plant and equipment and asset retirement provisions. The fair value of inventories decreased by $4.2 million due to a change in assumptions of cost to complete. The fair values of mineral properties, plant and equipment and asset retirement provisions increased by $12.1 million and $7.6 million, respectively, due to a change in the underlying discount rates.

The Company expensed $0.4 million of acquisition-related costs during the year ended December 31, 2023 and another $0.1 million and $2.4 million, respectively, were expensed during the three and six months ended June 30, 2024 and were presented as transaction costs in the Statement of Operations and Comprehensive Income.

Since the acquisition on March 4, 2024, the assets acquired from the AGM contributed $95.7 million of revenue and $23.1 million of net earnings before purchase price adjustments. Had the transaction occurred on January 1, 2024, the AGM would have contributed revenue of $129.6 million and net income of $28.4 million for the six months ended June 30, 2024.

5. Cash and cash equivalents

	June 30, 2024	December 31, 2023
	$	$
Cash held in banks	42,567	15,827
Short-term investments	80,472	39,443
Cash and cash equivalents	123,039	55,270

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

6. Inventories

	June 30, 2024	December 31, 2023
	$	$
Gold dore on hand	3,021	-
Gold-in-process	3,021	-
Ore stockpiles	11,414	-
Supplies	15,908	-
Total inventories	33,364	-

7. Financial assets

On closing of the Acquisition, the Company derecognized its preferred share investment in the AGM JV, which is now eliminated on consolidation. The following table summarizes the change in the carrying amount of the Company's preferred shares held in the JV for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024		December 31, 2023
	Number of shares	$	$
Balance, beginning of period	132,400,000	70,165	66,809
Fair value adjustment for the period	-	1,654	3,356
Redemption of preferred shares during the period	(25,000,000)	(25,000)	-
Derecognition on closing of Acquisition	(107,400,000)	(46,819)	-
Balance, end of period	-	-	70,165

Prior to closing the Acquisition, the Company re-measured the fair value of the preferred shares to $71.8 million and recorded a positive fair value adjustment of $1.7 million in finance income for the six months ended June 30, 2024 (three and six months ended June 30, 2023 - positive fair value adjustment of $2.4 million and $4.8 million, respectively).

Prior to closing of the Acquisition, the AGM JV made a $25.0 million preferred share redemption to the Company, which was subsequently used to pay Gold Fields a portion of the cash consideration under the Acquisition.

8. Asanko Gold Mine joint venture

On March 4, 2024, the Company ceased to apply the equity method of accounting for its previous 45% interest in the AGM JV. For the period from January 1, 2024 to March 3, 2024, the Company recognized its 45% share of the JV net earnings which amounted to $2.4 million (three and six months ended June 30, 2023 - share of the JV's net earnings of $11.0 million and $20.3 million, respectively).

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.4 million gain on derecognition of its equity investment in the JV for the six months ended June 30, 2024.

The following table summarizes the change in the carrying amount of the Company's investment in the AGM JV for the six months ended June 30, 2024 and year ended December 31, 2023:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

8. Asanko Gold Mine joint venture (continued)

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	85,818	54,148
Company's share of the JV's net income for the period	2,432	31,670
Fair value adjustment on derecognition	1,416
Derecognition on closing of Acquisition	(89,666)	-
Balance, end of period	-	85,818

9. Mineral properties, plant and equipment ("MPP&E")

		Exploration
		and	Plant,
	Mineral	evaluation	buildings and	Right-of-use	Assets under	Corporate
	interests	assets	equipment	assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2022	-	-	-	623	-	461	1,084
Additions	-	-	-	-	-	35	35
As at December 31, 2023	-	-	-	623	-	496	1,119
Acquired under the Acquisition (note 4)	31,215	3,964	180,817	15,746	10,952	-	242,694
Additions	18,325	-	-	27,816	2,677	10	48,828
Change in as set retirement provisions (note 10)	8,344	-	-	-	-	-	8,344
Transfers	-	-	8,595	-	(8,595)	-	-
As at June 30, 2024	57,884	3,964	189,412	44,185	5,034	506	300,985

Accumulated depreciation and depletion
As at December 31, 2022	-	-	-	(346)	-	(406)	(752)
Depreciation expense	-	-	-	(104)	-	(38)	(142)
As at December 31, 2023	-	-	-	(450)	-	(444)	(894)
Depreciation and depletion expense	(2,274)	-	(2,076)	(3,748)	-	(16)	(8,114)
As at June 30, 2024	(2,274)	-	(2,076)	(4,198)	-	(460)	(9,008)

Net book value:
As at December 31, 2023	-	-	-	173	-	52	225
As at June 30, 2024	55,610	3,964	187,336	39,987	5,034	46	291,977

Depreciation and depletion expense presented above includes $34 and $68 of depreciation expense for the three and six months ended June 30, 2024, respectively, that is presented within general and administrative expenses in the Statement of Operations and Comprehensive Income (three and six months ended June 30, 2023 - $36 and $72 of depreciation expense presented within general and administrative expenses, respectively).  Additionally, depreciation and depletion expense recognized in the Statement of Operations and Comprehensive Income for the three and six months ended June 30, 2024 includes a credit of $1.8 million and $0.4 million to depreciation expense, respectively, related to changes in inventories.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

10. Lease liabilities

The following table shows the movement in lease liabilities of the Company for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	203	314
Leases assumed in Acquisition	19,176	-
Leases entered into during the period	27,816	-
Lease payments	(4,327)	(127)
Interest expense	1,855	16
Total lease liabilities, end of period	44,723	203

Less : current portion of lease liabilities	(14,475)	(125)
Total non-current portion of lease liabilities	30,248	78

During the three and six months ended June 30, 2024, the Company incurred $17.2 million and $22.4 million relating to variable lease payments under mining services and other mining related contracts which have not been included in the measurement of lease liabilities (three and six months ended June 30, 2023 - nil for both periods).

11. Provisions

	June 30, 2024	December 31, 2023
	$	$
Legal (note 11(a))	7,000	-
Current portion of as set retirement provisions (note 11(b))	2,199	-
Total provisions	9,199	-

(a) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of June 30, 2024 (December 31, 2023 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

11. Provisions (continued)

(b) Asset retirement provisions

The following table shows the movement in asset retirement provisions of the Company for the six months ended June 30, 2024:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Assumed in Acquisition	53,537	-
Accreti on expense	901	-
Change in estimate	8,344	-
Reclamation undertaken during the period	(197)	-
Total asset retirement provisions, end of period	62,585	-

Less: current portion of asset retirement provisions	(2,199)	-
Total non-current portion of asset retirement provisions	60,386	-

The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at June 30, 2024, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.4%. The change in estimate during the period was primarily due to accounting for the asset retirement provision in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets post-acquisition rather than under IFRS 3, Business Combinations, which requires a market-based discount rate to be applied to estimated reclamation and closure costs.

12. Deferred and contingent consideration

In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. The Company has recognized the following financial liabilities at fair value as of the acquisition date and were subsequently remeasured in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	June 30, 2024	December 31, 2023
	$	$
Deferred Consideration	48,602	-
Contingent Consideration	14,246	-
Nkran Royalty	3,320	-
Total financial liabilities	66,168	-

(a) Deferred Consideration

$55.0 million of the aggregate consideration payable to Gold Fields is deferred with $25.0 million due on or before December 31, 2025 and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the Deferred Consideration by discounting the contractual future cash flows (assumed $25.0 million payable on December 31, 2025 and

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

12. Deferred and contingent consideration (continued)

$30.0 million payable on December 31, 2026) at a discount rate of 6.3%, resulting in a fair value of $47.6 million as of March 4, 2024. Subsequent to initial recognition, the Deferred Consideration is measured at amortized cost.

For the three and six months ended June 30, 2024, the Company recognized accretion expense of $0.7 million and $1.0 million, respectively, in finance expense in the Statement of Operations and Comprehensive Income.

The following table summarizes the change in the carrying amount of the Deferred Consideration for the six months ended June 30, 2024:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	47,628	-
Accretion expense	974	-
Balance, end of period	48,602	-

(b) Contingent Consideration

$30.0 million of the aggregate consideration payable to Gold Fields is contingent upon 100,000 gold ounces being produced from the Nkran deposit. The Company estimated the fair value of the Contingent Consideration by discounting forecast future cash flows based upon the expected payment date from the current life of mine plan at a discount rate of 14.5%, resulting in a fair value of $13.3 million as of March 4, 2024.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.  As such, the Company remeasured the fair value of the Contingent Consideration to $14.2 million as of June 30, 2024 and recognized a $0.4 million and $0.9 million fair value adjustment for the three and six months ended June 30, 2024, respectively, in finance expense in the Statement of Operations and Comprehensive Income.  In determining the fair value at June 30, 2024, the Company applied the same assumptions as of the March 4, 2024 fair value calculation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Contingent Consideration for the six months ended June 30, 2024:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	13,337	-
Change in fair value during the period	909	-
Balance, end of period	14,246	-

(c) Nkran Royalty

Gold Fields is entitled to a 1% net smelter return royalty on gold revenue generated from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. The Company estimated the fair value of the Nkran Royalty by discounting forecast future cash flows at a discount rate of 14.5%, resulting in

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

12. Deferred and contingent consideration (continued)

a fair value of $3.0 million as of March 4, 2024. The gold price assumption applied in estimating future royalty payments was based on long-term consensus prices of $1,725 per ounce.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. As such, the Company remeasured the fair value of the Nkran Royalty to $3.3 million as of June 30, 2024 and recognized a $0.2 million and $0.3 million fair value adjustment for the three and six months ended June 30, 2024, respectively, in finance expense in the Statement of Operations and Comprehensive Income.  In determining the fair value at June 30, 2024, the Company updated its long-term gold price assumption to $1,850 per ounce. The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran Royalty for the six months ended June 30, 2024:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	-	-
Initial recognition at fair value (note 4)	3,030	-
Change in fair value during the period	290	-
Balance, end of period	3,320	-

13. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, January 1, 2023	224,943,453	579,591
Issued pursuant to exercise of stock options (note 14(a))	29,333	28
Balance, December 31, 2023	224,972,786	579,619
Issued on closing of Acquisition (note 4), net of issuance costs	28,500,000	32,449
Issued pursuant to exercise of stock options (note 14(a))	3,263,994	3,759
Balance, June 30, 2024	256,736,780	615,827

(c) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus has a term of 25 months from the filing date. As of June 30, 2024, no securities were issued under the Prospectus.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof.  As at December 31, 2023, all units previously granted had been determined by the Board to be cash-settled. For awards granted under the share unit plan in 2024, the Board determined that the units would be settled upon vesting in either cash or shares by resolution at that time. Given the Company's historical practice of settling all share units in cash, all units have been treated as cash settled as at June 30, 2024 and are recognized as liabilities at fair value accordingly.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units awarded as cash settled units will not be considered in computing the limits of the share unit plan.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and within other non-current liabilities for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted typically vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2023	8,497,170	1.04
Granted	4,574,000	0.85
Exercised	(29,333)	0.84
Cancelled/Expired/Forfeited	(466,502)	1.13
Balance, December 31, 2023	12,575,335	0.97
Granted	3,219,000	1.24
Exercised	(3,263,994)	1.08
Cancelled/Expired/Forfeited	(1,146,336)	0.96
Balance, June 30, 2024	11,384,005	1.01

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

For stock options granted during the six months ended June 30, 2024, the following assumptions were applied in the Black Scholes option pricing model:

Assumptions
Expected life of option (years)	3.7
Forfeiture rate	17.9%
Dividend yield	0.0%
Risk-free rate	4.4%
Volatility	57.7%
Black Scholes fair value per option (in US dollars)	$0.43

During the three and six months ended June 30, 2024, the Company recognized $0.2 million and $0.6 million of share-based compensation expense, respectively, relating to stock options (three and six months ended June 30, 2023 - $0.3 million and $0.5 million of share‐based compensation expense, respectively).

During the three and six months ended June 30, 2024, 3,019,993 and 3,263,994 stock options, respectively, were exercised for aggregate gross proceeds to the Company of $2.4 million and $2.6 million, respectively (three and six months ended June 30, 2023 - no stock options exercised).

(b) Restricted Share Units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the six months ended June 30, 2024 and year ended December 31, 2023:

	Number of RSUs
	June 30, 2024	December 31, 2023
Balance, beginning of period	564,237	534,508
Assumed in Acquisition	75,760	-
Granted	270,000	366,200
Settled in cash	(264,166)	(279,069)
Forfeited	(59,667)	(57,402)
Balance, end of period	586,164	564,237

For all RSUs granted during the six months ended June 30, 2024, the awards vest in three equal tranches over a service period of three years and had an estimated forfeiture rate of 23.9% (six months ended June 30, 2023 - forfeiture rate of 24.2%).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the RSU liability for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	265	169
Assumed in Acquisition	30	-
Awards vested and change in fair value, net of forfeited awards	402	265
Settled in cash	(351)	(169)
Total RSU liability, end of period	346	265

Less: current portion of RSU liability	(250)	(195)
Total non-current RSU liability, end of period	96	70

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in either one-half or one-third increments every twelve months following the grant date for a total vesting period of two or three years. PSUs granted in 2024 have a cliff vesting feature and will vest after a service period of three years.

All PSUs contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the six months ended June 30, 2024 and year ended December 31, 2023:

	Number of PSUs
	June 30, 2024	December 31, 2023
Balance, beginning of period	2,501,482	1,739,401
Granted	884,000	1,287,200
Settled in cash	(1,709,427)	(908,429)
Added due to performance condition	191,383	563,857
Forfeited	(390,951)	(180,547)
Balance, end of period	1,476,487	2,501,482

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the PSU liability for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	1,497	503
Awards vested and change in fair value, net of forfeited awards	1,685	1,577
Settled in cash	(2,479)	(583)
Total PSU liability, end of period	703	1,497

Less : current portion of PSU liability	(464)	(1,249)
Total non-current PSU liability, end of period	239	248

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the six months ended June 30, 2024 and year ended December 31, 2023:

	Number of DSUs
	June 30, 2024	December 31, 2023
Balance, beginning of period	4,068,275	3,132,000
Granted	1,045,200	1,942,400
Settled in cash	-	(860,875)
Forfeited	(87,600)	(145,250)
Balance, end of period	5,025,875	4,068,275

The following table is a reconciliation of the movement in the DSU liability for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	3,778	1,664
Awards vested and change in fair value, net of forfeited awards	4,635	2,663
Settled in cash	-	(549)
Total DSU liability, end of period	8,413	3,778

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.  Subsequent to quarter-end, $1.5 million of DSUs were paid to a former director of the Company.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units vested three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the fair value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the phantom share unit liability for the six months ended June 30, 2024 and year ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	917	381
Awards vested and change in fair value during the period	824	536
Total phantom share unit liability, end of period	1,741	917

15. Non-controlling interest ("NCI")

The AGM is wholly-owned by AGGL with the Government of Ghana retaining a 10% free-carried interest. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. The Government of Ghana's free-carried interest is considered to be an NCI. As of June 30, 2024, AGGL did not have an income surplus in the pool from which dividends may be paid and as such no non-controlling interest was recognized for the six months ended June 30, 2024.

16. Revenue

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of RK Mine Finance Master Fund I Limited ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The realized gold sale price will be a spot price selected by Red Kite during a nine‐day quotational period following shipment of gold from the mine.

During the three and six months ended June 30, 2024, the AGM sold 27,830 and 59,670 ounces of gold, respectively, to Red Kite under the Offtake Agreement. For the period from March 4, 2024 to June 30, 2024, being the period the Company controlled the AGM and consolidated its financial results, the AGM sold 42,743 ounces of gold. As of June 30, 2024, the AGM has delivered 1,660,938 gold ounces to Red Kite under the Offtake Agreement.

The Company has recognized revenue from the sale of gold to Red Kite for the period from March 4, 2024 to June 30, 2024, which amounted to $95.5 million. Included in revenue of the Company is $0.2 million relating to by-product silver sales for both the three and six months ended June 30, 2024, respectively.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

16. Revenue (continued)

During the three and six months ended June 30, 2024, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

17. Production costs

The following is a summary of production costs by nature recorded by the Company during the three and six months ended June 30, 2024.  Note that production costs of the AGM were consolidated by the Company from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Raw materials and consumables	(13,650)	-	(18,216)	-
Salaries and employee benefits	(5,778)	-	(7,842)	-
Contractors	(12,599)	-	(15,410)	-
Change in stockpile, gold-in-process and gold dore inventories	5,573	-	(6,934)	-
Insurance, government fees, permits and other	(3,839)	-	(4,053)	-
Total production costs	(30,293)	-	(52,455)	-

For the three and six months ended June 30, 2024, change in inventories included the recognition of purchase price adjustments on gold-in-process and gold on hand inventories amounting to a credit of $1.4 million and an expense of $7.8 million, respectively.

18. Royalties

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. In addition, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 12(c) and the Esaase deposit is subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The Company has presented the 1% GSL within royalties expense in the Statement of Operations and Comprehensive Income.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

19. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three and six months ended June 30, 2024 and 2023. G&A expenses include G&A expenses of the AGM from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Wages, benefits and consulting	(2,266)	(1,453)	(3,911)	(2,944)
Office, rent and administration	(542)	(316)	(841)	(630)
Professional and legal	(334)	(156)	(649)	(309)
Share-based compensation	(2,996)	(893)	(8,124)	(2,490)
Travel, marketing, investor relations and regulatory	(460)	(294)	(732)	(553)
Depreciation	(34)	(36)	(68)	(72)
Total G&A expense	(6,632)	(3,148)	(14,325)	(6,998)

20. JV service fee

For the period from January 1, 2024 to March 3, 2024, the Company was the manager and operator of the AGM JV.  For this period, the Company earned a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million, for a net service fee of $1.0 million, which has been recognized in the Statement of Operations and Comprehensive Income for the six months ended June 30, 2024 (three and six months ended June 30, 2023 - a gross service fee of $1.7 million less withholding taxes of $0.3 million and a gross service fee of $3.5 million less withholding taxes of $0.7 million, respectively). The service fee earned from the JV was considered a related party transaction given the Company's previous 45% interest in the JV.

All transactions with related parties have occurred in the normal course of operations.

21. Finance income and expense

(a) Finance income

The following is a summary of finance income recorded by the Company during the three and six months ended June 30, 2024 and 2023.  Finance income earned by the AGM has been consolidated by the Company from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Fair value adjustment on preferred shares (note 7)	-	2,425	1,654	4,768
Interest income	1,432	708	2,281	1,381
Other	2	-	5	-
Total finance income	1,434	3,133	3,940	6,149

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

21. Finance income and expense (continued)

(b) Finance expense

The following is a summary of finance expense recorded by the Company during the three and six months ended June 30, 2024 and 2023.  Finance expense incurred by the AGM has been consolidated by the Company from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Unrealized losses on gold hedging instruments (note 25(b))	(1,541)	-	(5,619)	-
Realized losses on gold hedging instruments (note 25(b))	(2,945)	-	(3,114)	-
Interest on lease liabilities (note 10)	(1,434)	(5)	(1,855)	(9)
Accretion expense on asset retirement provisions (note 11(b))	(680)	-	(901)	-
Accretion expense on deferred consideration (note 12(a))	(728)	-	(974)	-
Change in fair value of contingent consideration (notes 12(b) and (c))	(650)	-	(1,199)	-
Other	(281)	(1)	(322)	(3)
Total finance expense	(8,259)	(6)	(13,984)	(12)

22. Income per share

For the three and six months ended June 30, 2024 and 2023, the calculation of basic and diluted income per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income for the period	8,331	11,961	4,072	20,454

Number of shares
Weighted average number of ordinary shares - basic	254,974,179	224,943,453	244,242,466	224,943,453
Effect of dilutive stock options	6,506,883	349,015	5,043,571	25,228
Weighted average number of ordinary shares - diluted	261,481,062	225,292,468	249,286,037	224,968,681

For the three and six months ended June 30, 2024, excluded from the calculation of diluted weighted average shares were nil and 243,000 stock options, respectively, that were determined to be anti-dilutive (three and six months ended June 30, 2023 - 8,675,002 and 12,707,002 stock options were determined to be anti-dilutive, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

23. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at June 30, 2024 and December 31, 2023.  Note the December 31, 2023 balances exclude the liabilities and commitments of the AGM.

			Over	June 30,	December 31,
	Within 1 year	1 - 5 years	5 years	2024	2023
Accounts pa yable, accrued liabilities and payable due to related party	41,045	-	-	41,045	5,724
ZCC gold hedges	3,225	2,486	-	5,711	-
Long-term incentive plan (cash-settled awards)	10,866	335	-	11,201	6,457
Mining and other services contracts	18,861	35,164	-	54,025	-
Asset retirement provisions (undiscounted)	2,248	6,645	61,186	70,079	-
Deferred and contingent consideration (undiscounted)	-	55,000	38,482	93,482	-
Corporate office leases	131	22	-	153	225
Total	76,376	99,652	99,668	275,696	12,406

The ZCC gold hedges commitment represents the mark-to-market fair value of the AGM's current gold hedging program.  The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The portion of the ZCC gold hedge liability that is expected to be settled in greater than one year from the balance sheet date has been presented within other non-current liabilities in the Statement of Financial Position.

Long-term incentive plan commitments in less than one year include all DSU awards to directors of the Company, as they are considered to be current as the timing of those payments is beyond the control of the Company in the event that a director where to retire or there is a change of control. As of June 30, 2024, the only DSU commitments following director resignations that are known to exist within one year are approximately $2.1 million of which, subsequent to quarter-end, $1.5 million of DSUs were paid to a former director of the Company.

The timing of the contingent payments to Gold Fields ($38.5 million) is based upon management's best estimate of when payments would be required to be made based upon the current Life of Mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.  Refer to note 10 for provisions recorded in respect of an outstanding legal claim.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

24. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Change in asset retirement provisions included in MPP&E	(8,039)	-	8,344	-
Capitalized leases included in MPP&E	21,765	-	27,816	-

The following table summarizes the changes in non-cash working capital for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Accounts receivable	(3,242)	-	(7,905)	1,243
Inventories	(5,894)	-	8,190	-
Value added tax receivables	(2,229)	-	(3,784)	-
Prepaid expenses and deposits	725	313	385	325
Accounts payable and a ccrued liabilities	(8,439)	(431)	(8,032)	(47)
Change in non-cash working capital	(19,079)	(118)	(11,146)	1,521

25. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at June 30, 2024	$	$	$	$
Financial assets:
Cash and cash equivalents	-	123,039	123,039	123,039
Accounts receivable	-	9,067	9,067	9,067
Value added tax receivables	-	10,376	10,376	10,376
Total financial assets	-	142,482	142,482	142,482

Financial liabilities:
Accounts payable and accrued liabilities [1]	14,153	40,983	55,136	55,136
Lease liabilities	-	44,723	44,723	44,723
Deferred consideration	-	48,602	48,602	48,602
Contingent consideration	14,246	-	14,246	14,246
Nkran royalty	3,320	-	3,320	3,320
Other non-current liabilities	2,821	-	2,821	2,821
Total financial liabilities	34,540	134,308	168,848	168,848

1 Accounts payable in the previous table includes the current portion of long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

25. Financial instruments (continued)

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2023	$	$	$	$
Financial assets:
Cash and cash equivalents	-	55,270	55,270	55,270
Receivables and receivable due from related party	-	1,060	1,060	1,060
Preferred s hares in AGM JV	70,165	-	70,165	70,165
Total financial assets	70,165	56,330	126,495	126,495

Financial liabilities:
Accounts payable, accrued liabilities and payable due to related party[1]	6,139	5,724	11,863	11,863
Long-term incentive plan liabilities	318	-	318	318
Lease liability	-	203	203	203
Total financial liabilities	6,457	5,927	12,384	12,384

1 Accounts payable includes the current portion of long-term incentive plan liabilities, which are measured at fair value through profit or los s .

(b) Derivative instruments

The Company's derivatives are comprised of zero cost collar ("ZCC") gold hedging instruments. The losses on derivatives for the three and six months ended June 30, 2024 and 2023 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Realized loss on ZCC gold hedges	2,945	-	3,114	-
Unrealized loss on ZCC gold hedges	1,541	-	5,619	-

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

25. Financial instruments (continued)

Long-term incentive plan liabilities, Contingent Consideration and the Nkran Royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy.

There were no transfers between the fair value levels during the six months ended June 30, 2024.

Refer to note 12 for a discussion on the valuation technique applied to the Contingent Consideration and Nkran Royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man, Ghana and Mali. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at June 30, 2024, the Company had a receivable of $8.7 million due from Red Kite relating to gold ounces delivered (December 31, 2023 - nil), and a $10.4 million value added tax receivable due from the Government of Ghana (December 31, 2023 - nil). The credit risk associated with these receivables is considered to be low based on historical collection experience with the counterparties. However, should any of these counterparties not honour its commitments, or should any of them become insolvent, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

Through a combination of the Company's cash balance and interest earned thereon and cash flows generated by the AGM, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

25. Financial instruments (continued)

As at June 30, 2024, after consideration of the financial liabilities assumed in the Acquisition, the Company continues to maintain its ability to meet its financial obligations as they come due.

Market Risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the six months ended June 30, 2024 was 5.4% (six months ended June 30, 2023 - 5.2%).

The Contingent Consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any changes in interest rates would therefore impact the Company's earnings, but would not impact cash payments required to be paid under the terms of the Acquisition agreement. The following table highlights the sensitivity of the fair values related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	1% increase to	1% decrease to
	discount rate	discount rate
	$	$
Contingent consideration	(665)	704
Nkran royalty	(206)	220

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Ghana which utilizes the Ghanaian Cedi. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. Refer to note 25(b) for disclosure of gains or losses recorded on the Company's gold hedging instruments for the period.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Segmented information

Geographic Information

As at June 30, 2024, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

June 30, 2024	Canada	Ghana	Total
	$	$	$
Current assets	97,336	84,399	181,735
Mineral properties, plant and equipment	167	291,810	291,977
Other non-current as sets	-	5,319	5,319
Total assets	97,503	381,528	479,031
Current liabilities	12,211	66,599	78,810
Non-current liabilities	66,492	93,131	159,623
Total liabilities	78,703	159,730	238,433

December 31, 2023	Canada	West Africa	Total
	$	$	$
Current assets	57,084	10	57,094
Property, plant and equipment and right-of-use as sets	225	-	225
Other non-current as sets	-	155,983	155,983
Total assets	57,309	155,993	213,302
Current liabilities	8,475	3,513	11,988
Non-current liabilities	396	-	396
Total liabilities	8,871	3,513	12,384

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income

For the three months ended June 30, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	63,963	63,963
Cost of sales :
Production costs	-	(30,293)	(30,293)
Depreciation and depletion	-	(4,678)	(4,678)
Royalties	-	(3,860)	(3,860)
Income from mine operations	-	25,132	25,132

General and administrative expenses	(5,884)	(748)	(6,632)
Exploration and evaluation expenditures	-	(2,040)	(2,040)
Gain on derecognition of equity investment in joint venture	118	-	118
(Loss) income from operations and joint venture	(5,766)	22,344	16,578

Trans action costs	(102)	-	(102)
Finance income	1,357	77	1,434
Finance expense	(1,382)	(6,877)	(8,259)
Foreign exchange loss	(39)	(781)	(820)
Net (loss) income and comprehensive (loss) income for the period	(5,932)	14,763	8,831

For the three months ended June 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	11,007	11,007
Service fee earned as operators of joint venture	1,418	-	1,418
General and administrative expenses	(3,107)	(41)	(3,148)
Exploration and evaluation expenditures	-	(472)	(472)
(Loss) income from operations and joint venture	(1,689)	10,494	8,805

Finance income	708	2,425	3,133
Finance expense	(6)	-	(6)
Foreign exchange gain	29	-	29
Net (loss) income and comprehensive (loss) income for the period	(958)	12,919	11,961

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
Expressed in thousands of United States Dollars unless otherwise stated

26. Segmented information (continued)

For the six months ended June 30, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	95,658	95,658
Cost of sales :
Production costs	-	(52,455)	(52,455)
Depreciation and depletion	-	(7,660)	(7,660)
Royalties	-	(5,765)	(5,765)
Income from mine operations	-	29,778	29,778

General and administrative expenses	(13,323)	(1,002)	(14,325)
Exploration and evaluation expenditures	-	(2,649)	(2,649)
Share of net income related to joint venture	-	2,432	2,432
Service fee earned as opera tors of joint venture	976	-	976
Gain on derecognition of equity investment in joint venture	1,416	-	1,416
(Loss) income from operations and joint venture	(10,931)	28,559	17,628

Transaction costs	(2,401)	-	(2,401)
Finance income	2,186	1,754	3,940
Finance expense	(2,183)	(11,801)	(13,984)
Foreign exchange loss	(53)	(1,058)	(1,111)
Net (loss) income and comprehensive (loss) income	(13,382)	17,454	4,072

For the six months ended June 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	20,314	20,314
Service fee earned as operators of joint venture	2,836	-	2,836
General and administrative expenses	(6,913)	(85)	(6,998)
Exploration and evaluation expenditures	-	(1,885)	(1,885)
(Loss) income from operations and joint venture	(4,077)	18,344	14,267

Finance income	1,381	4,768	6,149
Finance expense	(12)	-	(12)
Foreign exchange gain (loss)	52	(2)	50
Net (loss) income and comprehensive (loss) income for the period	(2,656)	23,110	20,454